Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com
March 19, 2021

W. Thomas Conner Shareholder +1 202 312 3331 tconner@vedderprice.com

Sonny Oh

Division of Investment Management

Office of Insurance Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Metropolitan Tower Life Insurance Company Post-Effective Amendment No. 18 filed

November 20, 2020 (File No. 2-95019)

Dear Mr. Oh:

On November 20, 2020, Metropolitan Tower Life Insurance Company (“MTL”) and its separate account, Metropolitan Tower Separate Account II (“Separate Account II” or the “Registrant”), filed Post-Effective Amendment No. 18 (File No. 002-95019) (the “Amendment”) relating to the registration statement on Form N-6 for its Flexible Premium Variable Universal Life Insurance Policies (the “Policies”). On February 3, 2020, we responded via EDGAR correspondence to comments you provided to us orally on January 4, 2021 in connection with the Amendment, which included our proposed changes to the Amendment (the “Correspondence Filing”). On behalf of MTL and Separate Account II, we are responding to the follow up comments to the Correspondence Filing that you provided to us orally on March 3, 2021.

For ease of reference, each of the Staff’s comments is set forth in the grid below, followed by MTL’s response. Page references are to the draft registration statement included in the Correspondence Filing. To the extent that MTL’s responses herein refer to proposed disclosure revisions, such changes are reflected in the attached draft, which is marked against the draft registration statement included in the Correspondence Filing. Final disclosure revisions (which may include additional editorial and stylistic changes) and required exhibits will be filed in an amendment filed pursuant to paragraph (b) of Rule 485.

Comment #	Document Location	SEC Comment	Registrant Response
1.	Prospectus Cover	Please ensure that the class identifier on EDGAR reflects the marketing name of the Policy.	The Registrant will ensure that the class identifier on EDGAR reflects the marketing name of the Policy.
2.	Table of Contents	Please update the Table of Contents so that “Overview of the Policy,” “Fee Tables” and “Risks” appear as their own headings; Please delete any duplicative headings.	Registrant will ensure accuracy of all table of contents before the prospectus is used.

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Sonny Oh

March 19, 2021

3.	Glossary

Please consider deleting the defined term “Fund” or the defined term “Portfolio” and using one term throughout. We note that the use of both terms in the prospectus creates unnecessary confusion.

For example, please see the second sentence of the first paragraph under “The Portfolios” on page 18 and the last sentence of the second paragraph under “Separate Account Net Investment Return” on page 28 for examples of where the use of the two terms may cause confusion.

The glossary defines “Fund” as the underlying mutual fund. The terms “Fund” and “Portfolio” are clearly defined in the glossary and are used throughout the prospectuses for different purposes. In some cases underlying mutual fund is used instead of “Fund”, but because the glossary is very clear that “Fund” means the underlying mutual fund, we do not think that policy holders will be confused.

We have revised the sentences that refer to “Trusts” to refer to “Funds”, but the Registrant respectfully declines to redraft all of its prospectuses when these terms have been used without confusion for years and years.

4.	Glossary	Please include a list of holidays on which the NYSE is closed in the definition of “Valuation Date,” per the Instruction to Item 9(h)(4).

The current definition of “Valuation Date” states that the Valuations will occur on each day on which the NYSE is open, which complies with the Instruction to Item 9(h)(4), which permits “any other means that communicates the information (e.g., explaining that sub-account assets will not be valued on the days on which the NYSE is closed for trading).” Accordingly, the Registrant respectfully declines to make the requested change.

5.	Key Information (Page 8)	Please include a cross reference to the appropriate section in the prospectus discussing illustrations for information on the illustration fee in the column labelled “Location in Prospectus.”	There is no section of the prospectus that discusses illustrations. That section is in the SAI.
6.	Key Information (Page 8)	Please insert “and a separate account charge” after the word “insurance” in the first sentence of the discussion on ongoing fees and expenses in column 2 and delete the last sentence that was added..	The Registrant will make the requested change.

Sonny Oh

March 19, 2021

7.	Key Information (Page 8)	Please remove the detailed language describing the mortality and expense risk charge. Noting that there is a mortality and expense risk charge in the list of monthly expenses in the first sentence will be sufficient.	The Registrant will make the requested change.
8.	Key Information (Page 9)	Under “Risks Associated with Investment Options” replace “Portfolios” with “investment options” in the first sentence, and include a parenthetical at the end of the sentence that reads, “(e.g., Portfolios).”	The terminology used here is not confusing and is not subject to instruction for the “Key Information Table” that titles, headings and sub-headings may not be modified. Accordingly the Registrant respectfully declines to make this change to this prospectus (which, consequently, would require the same change to all of its other prospectuses).
9.	Key Information (Page 9)	In the first sentence under “Insurance Company Risks” include the word “that” between “including” and “any.”	The Registrant believes that the referenced statement is clear without the minor grammatical change suggested by the staff and therefore respectfully declines to add the requested “that”.
10.	Key Information (Page 9)	If you would prefer, the row currently labeled “Contract Lapse” may be relabeled as “Policy Lapse” to correspond with terminology used in the prospectus.	Registrant appreciates the advice, we will leave as is.
11.	Key Information (Page 9)	Under “Contract Lapse” please state whether there are any costs associated with reinstating a lapsed contract, including, for example, payment of unpaid premiums.	The Registrant will make the requested changes.
12.	Key Information (Page 9)	Please consider replacing the semi-colon in the second sentence of “Optional Benefits” with a period.	The Registrant will make the requested changes.
13.	Key Information (Page 10)	Under “Exchanges,” please consider removing the new language, as it may confuse the reader into thinking that the Policy is still for sale.	The Registrant respectfully declines to make the requested change because the information may be useful to Policy owners as to how certain features of their Policy operated in prior years and is potentially valuable information from an historical context perspective. Moreover, we respectfully note that the new text was added in response to a staff comment specifically requesting the new language.

Sonny Oh

March 19, 2021

14.	Overview of the Policy (Page 10)	In the last sentence under “Purpose of the Policy,” please consider changing the word “tax preferred” to “tax deferred.”	The Registrant will make the requested change.
15.	Overview of the Policy (Page 11)	Please delete the text after “Appendix A” in the last sentence of “Payment of Premiums.”	The Registrant will make the requested change.
16.	Overview of the Policy (Page 11)	In the final sentence under “Features of the Policy” please list the optional insurance benefits available under the Policy.	The Registrant will make the requested change.
17.	Fee Tables (Page 12)	In the second paragraph under “Fee Tables” remove “as well as when you make premium payments,” so that the language matches the lead-in provided in Item 4 of Form N-6.	The Registrant will make the requested change.
18.	Fee Tables (Page 12)	Please remove the heading “Base Contract Charges” that appears above “Transaction Fees.”	The Registrant will make the requested change.
19.	Fee Tables (Page 12)	Please (i) delete the heading “Premium Expense Charges” from the table; and (ii) replace “(as a percentage of purchase payments)” with “(load).”	The Registrant will make the requested change.
20.	Fee Tables (Page 13)	Please delete “Base Contract Charges” and include it as a heading in the table.	The Registrant will make the requested change.
21.	Fee Tables (Page 13)	Please make the separate rows currently labeled “Cost of Term Insurance,” “Minimum and Maximum Charge” and “Charge in the first Policy year for a Representative Insured” appear in one single row.	The Respectfully declines to make the requested change, as the current format follows the example provided in Form N-6.
22.	Fee Tables (Page 13)	Please consider moving “Illustration Fee” to the transaction fee table.	The Registrant will make the requested change.
23.	Fee Tables (Page 13)	Please delete “Charges for Optional Insurance Benefits” and include it as a heading in the table. Please also combine the table with the “Periodic Charges other than Annual Portfolio Expenses” table.	The Registrant will make the requested change.
24.	Fee Tables (Page 14)	Under “Disability Waiver Benefit,” please confirm that the lack of “Children’s Term Insurance” and “Spousal Term Insurance” is correct.	Registrant has confirmed that this is correct.
25.	Fee Tables (Page 14)	Please confirm that the amounts currently stated for a Representative Insured under “Accidental Death Benefit” are correct. In particular, the Staff notes in this regard that the	Registrant has confirmed that this is correct.

Sonny Oh

March 19, 2021

amounts for the representative insured are the same as the minimum amount for maximum and current charges
26.	Fee Tables (Page 14)	Please consider moving the footnotes to follow the table to which they relate instead of including them as a single block.	Registrant will make the requested change.
27.	Fee Tables (Page 14)	Please confirm that you have provided a footnote for any charges in the fee table that vary.	Registrant confirms that footnote 2 to the Periodic Charges table provides this information.
28.	Fee Tables (Page 15)	Please confirm that the differences between the description of the Representative Insured in footnote 4 and footnote 9 are intentional.	Yes they are intentional
29.	Fee Tables (Page 15)	Please confirm the accuracy and consistency of the footnotes.	Registrant has confirmed the accuracy and consistency of the footnotes.
30.	Fee Tables (Page 15)	Please add to the end of footnote 3 the disclosure required by Item 3.(b)(ii) and (iii).	Registrant will revise footnote 2 referenced in item 27 to include the additional language.
31.	Fee Tables (Page 15)	Please consider deleting the first sentence of footnote 5, as the information seems more appropriate for a narrative description of the charges and not a footnote.	Registrant will make the requested change.
32.	Fee Tables (Page 15)	Take footnote 6 and place it in the narrative description of the rider. Do the same for other footnotes where appropriate.	Registrant will make the requested change.
33.	Principal Risks of the Policy (Page 15)	Please reconfirm the accuracy of the last sentence of the third paragraph under “Tax Risks.”	Registrant has reconfirmed the accuracy of the sentence, and moved the paragraph to “Features of the Policy”.
34.	The Portfolios (Page 19)	We note the reference to www.metlife.com at the top of page 19. Please apply the two click or less rule to all website links included in the prospectus (i.e., the link provided should be to a landing page where the portfolios are listed).	Registrant will apply the two click rule.
35.	Cash Value (Page 25)	Please address the disclosure required by Item 9(h)(1) to Form N-6, which focuses on when and how purchase payments are credited.	Item 9(h)(1) requires “an explanation of when the required premiums and additional premiums are credited to the Contract’s cash value in the sub-accounts, and the basis (e.g., accumulation unit value) on which premiums are credited.” With respect to when premium payments are credited to cash value, the

Sonny Oh

March 19, 2021

section of the prospectus captioned “Calculation of Separate Account Cash Value” explains that on each Valuation Date, the Policy’s cash value calculated on that date for an investment division includes, among other things, cumulative net premium payments allocated to the investment division. With respect to the basis on which premium payments are credited, the same referenced disclosure explains that on each Valuation Date, the policy’s cash value is increased by the cumulative net premium payments.
36.	Cash Value (Page 26)	Under “Index of Investment Experience, state that each investment division has its own index.	Registrant has reviewed the existing disclosure and believes it makes it clear that each investment division has its own index.
37.	Optional Benefits (Page 26 )

Item 11(b) and Item 11(c) require narrative descriptions of each optional benefit and examples of the operation of each optional benefit. Please provide examples of the operation of each optional income plan. Please also provide a description of any other optional benefits and examples of the operation of each benefit.

Please include a sentence in the discussion of optional income plans that explains that all optional income plans are fixed rather than variable.

Registrant will make the requested change.
38.	Optional Benefits (Page 27)

(i) Please ensure that the introductory language to the summary of optional benefits table matches the introductory language provided in Item 11 to Form N-6.

(ii) Please also add the word “benefits” between the word “insurance” and “by rider” in the first sentence of the second paragraph under “Optional Insurance Benefits.”

(i) The Registrant will make the requested changes. (ii) Registrant will delete the sentence because the section has been moved below the table and the summary descriptions of the optional benefits.
39.	Optional Insurance Benefits (Page 28)	Please shorten the description of restrictions or limitations. Please delete the sentence “Counsel and other competent advisors should be consulted to determine the effect on an individual situation” and include it	The Registrant will make the requested changes.

Sonny Oh

March 19, 2021

in a description of the rider rather than in the chart.
40.	Optional Insurance Benefits (Page 28)	Please confirm whether the sentence “The payment under this rider may be taxable or may affect eligibility for benefits under state or federal law” under “Accelerated Death Benefit” would also apply as a restriction or limitation of the Spousal Term Insurance Benefit as well.	Registrant confirms that disclosure does not apply as a restriction or limitation of the Spousal Term Insurance Benefit.
41.	Charges and Deductions (Page 39)	Please consider deleting the first two sentences under “Monthly Policy Charges” as this information is no longer relevant because the Policy is no longer sold.	The Registrant respectfully declines to make the requested change because the information may be useful to Policy owners as to how certain features of their Policy operated in prior years and provides potentially useful historical context.
42.	Monthly Policy Charges (Page 39)	Please include a narrative description of charges/deductions for optional benefits, unless they have been disclosed elsewhere.	Registrant will make the requested change.
43.	Exchange Privilege (Page 42)	Please consider deleting the first sentence under “Exchange Privilege” as this information is no longer relevant because the Policy is no longer sold.	The Registrant respectfully declines to make the requested change because the information may be useful to Policy owners as to how certain features of their Policy operated in prior years and provides potentially useful historical context.
44.	Other Policy Provisions (Page 44)	Under “Other Policy Provisions” please confirm in addition to there not being any state variations, there are no intermediary-specific variations.	The Registrant confirms there are no intermediary-specific variations.
45.	Appendix A (Page A-1)	We note the reference to www.metlife.com in the final sentence of the first paragraph of the Appendix. Please apply the two click or less rule to all website links included in the prospectus (i.e., the link provided should be to a landing page where the portfolios are listed).	The Registrant confirms that it will follow the “two-click” rule.
46.	Appendix A (Page A-1)	Please remove the Trust names (fund family headings) from the Appendix.	The Registrant respectfully declines to make the requested change because such fund family names may be tied directly to disclosure elsewhere in the prospectus regarding such Trust. For example, reference is made in “Share Classes of the Portfolios” on page 21 to the American Funds, Brighthouse Funds Trust I and Brighthouse Funds Trust

Sonny Oh

March 19, 2021

II. Moreover, we note that Item 18 refers to “Portfolio Companies.” The term “portfolio” is defined in Form N-6 as “”any company in the which the Registrant invests and which may be selected as an option by the by the investor.” The definition of “company” in Section (a)(8) includes both trusts and funds.
47.	Appendix A (Page A-1)	Please use the exact format for the table that is presented in Form N-6 (For example, “(as of 12/31/2020)” should appear immediately under “Average Total Returns” instead of under a line.	We understand the Staff’s goal of achieving consistency between certain disclosure in all registrants’ prospectuses (in this case, fees and performance information for underlying funds) so investors can compare important features of variable annuity contracts across different products. However, we do not believe that moving the referenced parenthetical from below a line to above the line will in any way hinder investors’ ability to compare the fee and performance information in Appendix A with other the information provided product prospectuses’ Appendix A. We also respectfully note that while General Instruction 1(a) to Item 2 (Key Information) of Form N-6 specifically requires that “titles, headings, and sub-headings for this tabular presentation may not be modified or substituted with alternate terminology unless otherwise provided…,” we find no such instruction in Item 17 of the form, which requires Appendix A. Under principles of statutory construction, we know that if the Commission wanted registrants to use the exact captions in Appendix A, it would have said so. Accordingly, the Registrant respectfully declines to make the requested change.
48.	Appendix A (Page A-1)	Please confirm whether an investments in any portfolios are restricted.	Registrant confirms that there are no restrictions (other than potentially some soft closed funds which will be indicated).
49.	Appendix A (Page A-1)	Please confirm that “Metropolitan Life Stock Index Portfolio” is the correct name for the fund.	The Registrant has changed “Metropolitan Life” to “MetLife”. For future reference, please note all of

Sonny Oh

March 19, 2021

the information in this section will be made through an automated feed which will correct any error.
50.	Appendix A (Page A-2)	Please delete “The fee and expense information regarding the Portfolios was provided by those Portfolios.”	Registrant will make the requested change.
51.	Back Cover Page (Page 38)	Please revise the last paragraph per Instruction 1(b)(iii).	The Registrant notes that the second sentence of the referenced paragraph repeats virtually verbatim the disclosure that is required by Item 1(b)(iii) and does not believe any revisions are necessary.
52.	Part C	Form Exhibit (p)(i), please confirm that this is the appropriate exhibit for this exhibit number and explain why the current exhibit is included.	The current exhibit was included because is was standard industry practice years ago to include as an exhibit to variable life registration statements the “Issuance, Transfer and Redemption” memorandum referenced in the last clause of the last sentence of Rule 6e-3(T)(b)(12)(iii). Since it is no longer required, this exhibit has been deleted.
53.	Part C	For Item 37, please revise to focus on the Depositor, include a reference to fees and charge “in the aggregate” and replace the reference to variable annuities with a reference to variable life.	Registrant will make the requested change.

Please call the undersigned at (202) 312-3331 or John Sanders at (202) 312-3332 with comments or questions.

Very truly yours,

/s/ W. Thomas Conner

W. Thomas Conner

Shareholder